PW



10032336

SEC Mail Processing Section

OCT 01 2010

Washington, DC 110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~ 17A-5
PART III

SEC FILE NUMBER
8- 18201

10/7/10

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/09 (MM/DD/YY) AND ENDING 07/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vail Securities Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

232 West Meadow Drive
(No. and Street)

Vail	Colorado	81657
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mervyn Lapin, President (970)476-5531
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Larry O'Donnell, CPA, PC
(Name – *if individual, state last, first, middle name*)

2228 S. Fraser St. Unit 1	Aurora	Colorado	80014
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, Mervyn Lapin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vail Securities Investments,Inc., as of July 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public


NATE DELOREY
NOTARY
PUBLIC
STATE OF COLORADO

My Commission Expires Dec. 9, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VAIL SECURITIES INVESTMENTS INC.

FINANCIAL STATEMENTS

YEAR ENDED JULY 31, 2010

VAIL SECURITIES INVESTMENTS INC.
TABLE OF CONTENTS
JULY 31, 2010

Larry O'Donnell, CPA, P.C.

Telephone (303) 745-4545
Fax (303) 369-9384
Email larryodonnellcpa@comcast.net
www.larryodonnellcpa.com

2228 South Fraser Street
Unit I
Aurora, Colorado 80014

Independent Auditor's Report

To The Board of Directors
Vail Securities Investments, Inc.:
Vail, Colorado

I have audited the accompanying statement of financial condition of Vail Securities Investments ,Inc. as of July 31, 2010 and the related statements of income, changes in stockholders equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating, the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vail Securities Investments, Inc. as of July 31,2010, and the results of operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules, pages 11 through 14, is presented for the purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Larry O'Donnell, CPA, P.C.
Aurora, Colorado
September 29, 2010

Vail Securities Investments, Inc
Statement of Financial Condition
July 31, 2010

	Allowable Capital Computation	Non-Allowable In Capital Computation	Total
Assets			
Cash in banks and short term funds	$144,141	$ -	$144,141
Due from shareholder	-	505,117	505,117
Deposit	25,000	-	25,000
	$169,141	$505,117	$674,258

	Aggregate Equity	Non-Aggregate Equity	Total
Liabilities	$ -	$ -	$ -
Stockholder's Equity			
Common stock without par value – 50,000 shares authorized, 110 share issued and outstanding	212,494	-	212,494
Paid in Capital	350,000	-	350,000
Retained earnings	111,764		111,764
Total Stockholder's Equity	674,258	-	674,258
Total Liabilities and Stockholder's Equity	$674,258	$ -	$674,258

See Notes to Financial Statements

Vail Securities Investments, Inc
Statement of Income
July 31, 2010

Revenues	
Commissions	$ 13,881
Investment income	1,549
Total Revenues	15,430
Expenses	
Communications	5,428
Promotional costs	30,393
Regulatory fees and expenses	17,533
Clerical and administrative expenses	51,766
Total Expenses	105,120
(Loss) Before Income Taxes	(89,690)
Income tax expense	-
(Loss) for the Year	$ (89,690)

See Notes to Financial Statements

Vail Securities Investments Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended July 31, 2010

	Common Stock	Paid In Capital	Retained Earnings
Balance at August 1, 2009	$212,494	$350,000	$201,454
Net Loss	-	-	(89,690)
Balance at July 31, 2010	$212,494	$350,000	$111,764

See Notes to Financial Statements

Vail Securities Investments, Inc
Statement of Income
July 31,2010

Cash flows from operating activities	
Net Loss	$ (89,750)
Net cash used by operating activities	(89,750)
Cash flows from investing activities	
Increase in amount due from shareholder	(2,702)
Net cash provided by investing activities	(2,702)
Net decrease in cash and cash equivalents	(92,452)
Cash and cash equivalents –beginning of year	236,593
Cash and cash equivalents –end of year	$144,141

See notes to Financial Statements

Vail Securities Investments, Inc
Notes to Financial Statements

1. Organization and Nature of Business

Vail Securities Investments investments, inc. (the" Company") is a broker-dealer registered with the U.S. securities and Exchange Commission (the "SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA", which is successor to the National Association of Securities Dealers or "NASD")

The Company was incorporated in the State of Colorado, Pursuant to Articles of Incorporation filed March 31, 1971.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses

These financial statements have been prepared on the accrual basis of accounting which recognizes revenues when earned or assessed and expenses when incurred

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days, which are not held for sale in ordinary course of business

Allowance for Doubtful Accounts

The Company utilizes the allowance method of recognizing the future potential uncollectibility of receivables. No allowance for bad debts was recorded at July 31, 2010 since all receivables were considered collectible

2. Summary of Significant Accounting Policies (continued)

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded not on the statement of Financial condition.

Marketable securities are valued at market value, and unrealized gains and losses are included in current period earnings.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes

The Company uses the liability method of accounting for income taxes, under which deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying balance sheet and for operating loss and tax credit carry forwards. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred taxes expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates

3. Cash and Securities Segregated Under Federal and Other Regulations

As required by the Securities Exchange Act of 1934, the Company maintains a reserve bank account and, if required, specifically identified Certificates of Deposits held for the exclusive benefit of customers. At July 31, 2010, the Company had a reserve requirement of $0

4. Due from Shareholder

The Company had a balance of $505,117 due from its sole stockholder at July 31, 2010, with no fixed terms of repayment.

5. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At July 31, 2010, the Company had net adjusted capital of 169,141 and a net capital requirement of $100,000

The percentage of aggregate indebtedness to net capital was 0% and the percentage of debt of debt-equity was 0%

6. Related Party transactions and Significant Customer

The Company is 100% owned and operated by a sole shareholder. The shareholder is a major customer of the company and is the primary broker.

Vail Securities Investments Investment, Inc.
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
July 31, 2010

Computation of Net Capital

Net capital from stockholders' equity before haircuts on security positions	$674,258
Nonallowable assets	(505,117)
Net capital	$169,141

Computation of Basic Net Capital Requirement

Minimum net capital requirements of reporting broker-dealer	$100,000
Net capital requirement	$ 69,141
Excess net capital	$ 69,141

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities	$ 0
Ratio: Aggregate indebtedness to net capital	0%

Vail Securities Investments Investment, Inc.
Regulation pursuant to Rule 17-a-5(d)
July 31,2010

Reconciliation with Company's computation included in
Part II of Form X 17A-5 as of July 31, 2010

Net capital , as reported in Company's Part II	
(Unaudited) Focus Report	$169,141
Net audit adjustments	-
Net capital per above	$169,141

Vail Securities Investments, Inc.
Information Relating to Possession or Control Under Rule 15c3-3
of the Securities and Exchange Commission
July 31, 2010

The company claims exemption from the requirements of Rule 15c3-3 under Section (k) (2) of the Rule.

Vail Securities Investmentst, Inc
A Report Describing Any Material Inadequacies Found
to Exist or Found to Have Existed Since the
Date of the Previous Audit.
July 31, 2010

No material inadequacies were found to exist as of July 31, 2010 or were found to exist since the date of the previous audit with respect to the company's internal control system.

Larry O'Donnell, CPA, P.C.

Telephone (303) 745-4545
Fax (303) 369-9384
Email larryodonnellcpa@comcast.net
www.larryodonnellcpa.com

2228 South Fraser Street
Unit I
Aurora, Colorado 80014

Independent Auditor's Report On Internal Accounting Control

To The Board of Directors
Vail Securities Investments, Inc.:

In planning and performing my audit of the financial statements of Vail Securities Investments, Inc. for the year ended July 31, 2010, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at July 31,2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Larry O'Donnell, CPA, P.C.
Aurora, Colorado
September 29, 2010